                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                              ---------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(d) (l) OR 13(e) (l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                              ---------------------

                         AMERICAN RETIREMENT CORPORATION
                       (Name of Subject Company (Issuer) )

                    AMERICAN RETIREMENT CORPORATION (ISSUER)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

               5 3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002
                         (Title of Class of Securities)

                                   028913 AA 9

                              ---------------------
                      (CUSIP Number of Class of Securities)

                                  W.E. SHERIFF
                             CHIEF EXECUTIVE OFFICER
                         AMERICAN RETIREMENT CORPORATION
                          111 WESTWOOD PLACE, SUITE 200
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 221-2250
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                 T. ANDREW SMITH
                             BASS, BERRY & SIMS PLC
                        315 DEADERICK STREET, SUITE 2700
                           NASHVILLE, TENNESSEE 37238
                                 (615) 742-6200
                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
       ----------------------                     --------------------
            $126,000,000                                $11,592

* Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee, calculated in accordance with Rule 0-ll(b)(2) of the Securities Exchange Act of 1934, as amended, equals .000092 of the book value of the 5 3/4% Convertible Subordinated Debentures Due 2002 proposed to be acquired by American Retirement Corporation.

|X|   Check the box if any part of the fee is offset as provided by Rule 0-11
      (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,592                Filing Party: American Retirement
                                                             Corporation
Form or Registration No.: Schedule TO          Date Filed: August 14, 2002
                          SEC File No. 005-53347

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

            | |   third-party tender offer subject to Rule 14d-1.

            |X|   issuer tender offer subject to Rule 13e-4.

            | |   going-private transaction subject to Rule 13e-3.

            | |   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

                         AMENDMENT NO. 1 TO SCHEDULE TO

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on August 14, 2002 by American Retirement Corporation, a Tennessee corporation ("ARC"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange a combination of its 5 3/4% Series A Senior Subordinated Notes Due 2002 and its 10% Series B Senior Subordinated Notes Due 2009 (collectively, the "New Notes") and warrants to purchase shares of its common stock ("Warrants") for up to $126.0 million aggregate principal amount of its outstanding 5 3/4% Convertible Subordinated Debentures Due 2002 (the "Old Convertible Debentures") upon the terms and subject to the conditions set forth in the Offering Memorandum, dated August 14, 2002 (the "Offering Memorandum"), and in the related Letter of Transmittal, filed as Exhibits (a)(l)(A) and
(a)(l)(B) to the Schedule TO, respectively.

ITEM 12. EXHIBITS.

         (a) (1) (A)                Offering Memorandum, dated August 14, 2002.*

         (a) (1) (B)                Letter of Transmittal.*

         (a) (1) (C)                Notice of Guaranteed Delivery.*

         (a) (1) (D)                Form of Letter to Clients.

         (a) (1) (E)                Form of Letter to Registered Holders and
                                    Depository Trust Company Participants.*

         (a) (2)                    None.

         (a) (3)                    None.

         (a) (4)                    None.

         (a) (5) Press Release, issued by American Retirement Corporation on August 14, 2002 *

         (b)                        Not applicable.

         (d)(1) Indenture, dated as of September 29, 1997, between ARC and IBJ Schroder Bank and Trust Company, relating to the Old Convertible Debentures (incorporated by reference to ARC's Registration Statement on Form S-1 filed with the Commission on September 23,
                                    1997).

         (d)(2) Form of Indenture between ARC and U.S. Bank National Association relating to the 5 3/4% Series A Senior Subordinated Notes Due 2002*

         (d)(3) Form of Indenture between ARC and U.S. Bank National Association relating to the 10% Series B Senior Subordinated Notes Due 2009*

         (d)(4) Form of Warrant Agreement between ARC and U.S. Bank National Association.*

         (g)                        Not applicable.

         (h)                        Not applicable.

------------------
* Previously filed.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 AMERICAN RETIREMENT CORPORATION


                                 By: /s/ George T. Hicks
                                    -----------------------------------
                                    Name:  George T. Hicks
                                    Title: Executive Vice President - Finance,
                                           Chief Financial Officer, Treasurer
                                           and Secretary


Dated: August 15, 2002

                                 EXHIBIT INDEX

      EXHIBIT NO.                                              DESCRIPTION
------------------------    ----------------------------------------------------------------------------------
(a) (1) (A)                 Offering Memorandum, dated August 14, 2002.*

(a) (1) (B)                 Letter of Transmittal.*

(a) (1) (C)                 Notice of Guaranteed Delivery.*

(a) (1) (D)                 Form of Letter to Clients.

(a) (1) (E)                 Form of Letter to Registered Holders and Depository
                            Trust Company Participants.*

(a) (5)                     Press Release, issued by American Retirement Corporation on August 14, 2002 *

(d)(1)                      Indenture, dated as of September 29, 1997, between ARC and IBJ Schroder Bank and
                            Trust Company, relating to the Old Convertible Debentures (incorporated by reference to ARC's Registration Statement on Form S-1 and filed with the
                            Commission on September 23, 1997).

(d)(2)                      Form of Indenture between ARC and U.S. Bank National Association relating to the
                            5 3/4% Series A Senior Subordinated Notes Due 2002*

(d)(3)                      Form of Indenture between ARC and U.S. Bank National Association relating to the
                            10% Series B Senior Subordinated Notes Due 2009*

(d)(4)                      Form of Warrant Agreement between ARC and U.S. Bank National Association.*

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* Previously filed.